January 27, 2022

VIA EDGAR

David Gessert

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Lighthouse Life Capital, LLC
Post-Qualification Amendment to Offering Statement on Form 1-A Filed January 26, 2022 File No. 024-11380 CIK No. 0001824921

Dear Mr. Gessert:

This letter is submitted on behalf of Lighthouse Life Capital, LLC, a Delaware limited liability company (the “Issuer”), in connection with the Issuer’s amended Post-Qualification Amendment (File No. 024-11380) filed on January 27, 2022 (the “Amended PQA”) with the Securities and Exchange Commission (the “Commission”) in response to oral comments received from the Commission staff on January 7, 2022. The Amended PQA amends the Issuer’s initial Post-Qualification Amendment, filed on December 30, 2021, to the Offering Statement on Form 1-A filed with the Commission on December 4, 2020 (the “Offering Statement”) and qualified by the Commission on December 30, 2020. Certain capitalized terms set forth in this letter are used as defined in the Offering Statement.

For ease of reference, the Commission staff’s oral comment is transcribed below in bold and is followed by the corresponding response of the Company.

Please amend your Post-Qualification Amendment to provide the combined financial statements of your predecessor (ie., the predecessor stub financials) as required by Rule 252(f)(2)(i) of Regulation A, and additionally please tell us whether you have suspended all offers and sales of your securities under this Offering Statement since the time the filing of such financial statements was required and the qualification of the amendment providing such financial statements.

In response to the Commission staff’s comment, the Issuer has filed certain combined financial statements of the Issuer’s predecessor (the combined operations of Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC), comprised of the combined balance sheet, statement of operations, member’s equity (deficit) and cash flows for the period from October 1, 2019 to July 8, 2020 (the “Predecessor Stub Financials”) as required by Rule 252(f)(2)(i) of Regulation A. Please refer to page F-15 of the Amended PQA.

1401 E. Cary St. | Richmond, VA  23219 | Phone:  804.823.4000

P.O. Box 2470 | Richmond, VA  23218-2470

www.kv-legal.com

Mr. David Gessert

U.S. Securities and Exchange Commission

January 27, 2022

In addition, the Commission staff requested that the Issuer confirm that it suspended all offers and sales of securities under the Offering Statement from the filing of the Initial PQA. The Issuer confirms that it has done so, and the Issuer confirms that such suspension of all offers and sales of securities under the Offering Statement shall continue until the qualification by the Commission of the Amended PQA or any other Post-Qualification Amendment including the Predecessor Stub Financials.

Please feel free to contact me at the above number for any questions related to this letter.

Very truly yours,

/s/ T. Rhys James
T. Rhys James

cc:	Michael Freedman (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)